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RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

Writer's Email Address:                                         January 15, 2007
Alan.Seem@shearman.com

Writer's Direct Number:
+86.10.5922.8002


VIA FACSIMILE
-------------

Ms. Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561
Tel: +1.202.551.3328
Fax: +1.202.772.9202


RE:    GUANGSHEN RAILWAY COMPANY LIMITED
       FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
       FILED JUNE 29, 2006
       FILE NO. 1-14362

Dear Ms. Singleton:

     Guangshen Railway Company Limited (the "Company") has requested us to respond to the Staff's comment letter, dated November 13, 2006, with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2005 ("Form 20-F") filed with the Securities and Exchange Commission (the "Commission") on June 29, 2006.

     The Company's responses to the Staff's comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of the revised draft registration statement enclosed herewith.

FORM 20-F (FISCAL YEAR ENDED DECEMBER 31, 2005)

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA, PAGE 3

1. WE NOTE YOU INCLUDE THE NON-GAAP MEASURE "REVENUE FROM CONTINUING OPERATIONS PER SHARE." PLEASE TELL US HOW THIS NON-GAAP MEASURE COMPLIES WITH QUESTION 28 OF THE STAFF'S "FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES," ISSUED JUNE 13, 2003. WE NOTE THIS MEASURE DOES NOT APPEAR IN YOUR PRIMARY FINANCIAL STATEMENTS PREPARED UNDER IFRS, AND THAT THIS MEASURE APPEARS TO BE PROHIBITED UNDER THE GUIDANCE OF ITEM 10(e)(1)(ii) OF REGULATION S-K AND SHOULD EXPLAIN WHY MANAGEMENT BELIEVES THAT THE PRESENTATION PROVIDES USEFUL INFORMATION TO INVESTORS. YOUR RESPONSE SHOULD ALSO, AS APPLICABLE, ADDRESS THE "NOTE TO PARAGRAPH (e)" OF ITEM 10(e) OF REGULATION S-K. ALTERNATIVELY, PLEASE DELETE THIS NON-GAAP MEASURE FROM FUTURE FILINGS.

Management believes that the inclusion of such non-GAAP financial measure would allow the Company's investors and readers of the financial information in the U.S. market to have an enhanced understanding of the Company's per share performance as a factor of its revenues from its continuing operations.

However, the Company understands that such inclusion may not be in full compliance with Question 28 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," and such disclosure may also be prohibited under Regulation S-K. As a result, the Company will delete such information from future filings to be made with the Commission.

CRITICAL ACCOUNTING POLITICS AND ESTIMATES

FIXED ASSETS, PAGE 45 AND

NOTE 2. PRINCIPAL ACCOUNTING POLICIES

(5) FIXED ASSETS, PAGE F-11

2. SEE THE TABLE WITHIN THIS NOTE. YOU DISCLOSE THAT "TRACK, BRIDGES AND SERVICE ROADS" ARE DEPRECIATED OVER ESTIMATED USEFUL LIVES OF "55 TO 100 YEARS" UNDER IFRS. WE NOTE THAT FIXED ASSETS, WHICH APPEAR TO BE SIMILAR IN NATURE, TO THOSE HELD BY OTHER COMPANIES IN YOUR INDUSTRY ARE GENERALLY NOT DEPRECIATED OVER A PERIOD THAT IS GREATER THAN 40 TO 50 YEARS FOR U.S. GAAP PURPOSES. THIS PRACTICE APPEARS TO CONSTITUTE A DIFFERENCE IN ACCOUNTING BETWEEN IFRS AND U.S. GAAP. ACCORDINGLY, PLEASE EXPAND YOUR DISCLOSURES IN THE U.S. GAAP RECONCILIATION FOOTNOTE TO DISCUSS THIS DIFFERENCE AND TO INCLUDE ITS IMPACT IN THE APPROPRIATE RECONCILING SCHEDULES YOU HAVE PRESENTED. ALTERNATIVELY, PLEASE TELL US WHY YOU BELIEVE THAT YOUR CURRENT ACCOUNTING POLICY IS APPROPRIATE UNDER U.S. GAAP. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

The Company respectfully advises the Staff that the standards on the depreciation of fixed assets are substantially similar under both IFRS and U.S. GAAP. Pursuant to IAS 16.50, the depreciable amount of an asset shall be allocated on a systematic basis over its useful life.

Similarly, under U.S. GAAP, pursuant to ARB 43 Chapter 9B paragraph 5, the cost of tangible capital assets (less salvage value, if any) is required to be allocated over the estimated useful life of such asset in a systematic and rational manner. Neither IFRS nor U.S. GAAP imposes an absolute limit on, or specifies the estimated useful lives over which the fixed assets are to be depreciated.

The Company would like to advise the Staff that different ranges of useful lives are assigned to different types of assets of "tracks, bridges and service roads" within the broad range of 55-100 years. Details are set out as follows:

-------------------------------------------------------------------------
Categories                                                 Useful lives
-------------------------------------------------------------------------
Bridges and service roads                                  55 years
-------------------------------------------------------------------------
High Speed tracks                                          70 years
-------------------------------------------------------------------------
Slow Speed tracks (located along the train stations)       100 years
-------------------------------------------------------------------------


The main factors considered by management in the assignment of estimated useful lives (under both IFRS and U.S. GAAP) include: (i) technical assessment of the expected usage of such assets; (ii) their expected physical wear and tear; and
(iii) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, and changes in market demand for, or legal or comparable limits on, the use of such fixed assets. In particular, for the track structure (which is the major category of assets within "tracks, bridges and service roads"), different depreciable lives are assigned to different sections of the track depending on the relative speed of trains/loads riding on them.

     -    Technical assessments of the expected usage of such assets

     The estimated useful lives used by the Company are supported by technical assessments made by the Company's qualified in-house engineering experts who have the necessary qualifications required by the railway industry in China. According to these experts, the estimated useful lives of the tracks are significantly impacted by the tonnages of loading ("Pass-through Tonnage", i.e. the train-sets and the passengers/cargos riding on them) borne by the structure in its usage. An analysis of the historical Pass-through Tonnage is set out below:

     (1) Historical Pass-through Tonnage data of the past 11 years from 1995 to 2005:

    YEAR             AVERAGE PASS-THROUGH TONNAGE
-----------------------------------------------------
1995                                       8,500,000
1996                                       9,100,000
1997                                       9,300,000
1998                                       9,300,000
1999                                       9,400,000
2000                                       9,600,000
2001                                      10,100,000
2002                                      10,500,000
2003                                      10,300,000
2004                                      10,700,000
2005                                      11,200,000
                                         -----------
TOTAL                                    108,000,000
                                         ===========


     Although the pass-through tonnage experienced a steady increase over the last ten years, the actual pass-through tonnages have been close to or even exceeded annual designed capacity of the railways. Considering the Company's railway construction plans (i.e. the newly constructed railway lines which will reduce the heavy pass-through tonnages currently borne by the already in-place railways especially in the last few years) and management's projection of the future business, management believes that the average of the pass-through tonnage of the last ten years is representative of the future pass-through tonnage for the remaining useful lives of the tracks.

     (2) The estimated useful lives calculated using the historical Pass-through Tonnage data is as follows:

DESCRIPTION                                                                                 DATA         UNIT
-----------------------------------------------------------------------------            -----------   ---------
The designed loading capacity of the track structure ........................     A      700,000,000    tonnage
Accumulated Pass-through Tonnages of the past 11 years (1995-2005) ..........     B      108,000,000    tonnage
Average annual tonnages (1995-2005) .........................................   C=b/11     9,818,182    tonnage
Estimated economic lives (using 11-year average) ....(a) ....................   d=a/c             71     years
Estimated economic lives (using 2005 tonnage only) ...(b) ...................                     63     years



     As demonstrated above, the estimated economic lives computed from the analysis (based on either the 11-year average or the 2005 data on a standalone basis) fall into the adopted range of estimated useful lives of 55 to 100 years.

     The Company considers that the estimate is reasonable given the fact that it is currently constructing a new railroad running parallel with the existing track structure. The new railroad, after completion, will reduce the volume of traffic currently passing through (the "pass-through tonnage") the existing structure. As a result, the rate of pass-through tonnage on the Company's existing track structure is expected to stabilize and may reduce once the new railroad is operational. Nevertheless, the Company will continue to closely monitor the changes in the pass-through tonnages in the future as part of its continuous assessment of the estimated useful lives of the assets.

     -    Expected physical wear and tear of the related assets

     The percentage of the overall portion of tracks repaired and replaced against the total track cost is another important factor used by management to periodically assess the reasonableness and appropriateness of the estimated useful lives adopted. Based on management's historical experience and knowledge of the industry, the Company estimates that the percentage of the overall portion repaired and replaced against the total track cost ranges from 1% to 1.8%, which is supportive of the current useful lives used (55 years to 100 years).

     The following table sets out an analysis of the Company's track replacement and maintenance activities undertaken from 2003 to 2005.

                                                                   2003        2004        2005     AVERAGE
TRACKS
Total length of the railroad (meters) ** ....................   720,000     720,000     720,000     720,000
Length of railroad repaired and replaced (meters) ...........     6,150      10,800      18,800      11,917
% of the portion repaired and replaced against the total ....       0.9%        1.5%        2.6%       1.66%

TRACK DIVERSION JOINTS
Total groups of track diversion joints ** ...................     1,063       1,063       1,063       1,063
Groups of track diversion joints repaired and replaced ......         5          10           9           8
% of the portion repaired and replaced against the total ....      0.47%       0.94%       0.85%       0.75%


     ** There have not been substantial changes made in the track structure of the Company from 2003 to 2005. Therefore, management used a length of 720,000m of the track and a total of 1,063 groups of joints for compiling the above analysis from 2003 to 2005.

     As periodic overhauls (which have increased the replacement and maintenance cost in 2005) are required for the railway industry every 3 to 5 years, management believes that using an average of the historical replacement and maintenance activities in the past 3 years to perform such assessment is appropriate. As shown in the above table, the average percentage of the replacement and maintenance of the tracks (the major part of the railway) falls into the estimated range.

     The Company continues to monitor the repair and maintenance activities and perform periodical analysis and assessment on the reasonableness and appropriateness of the estimated useful lives so adopted and will make necessary adjustment to the estimation.

     - Results of recent durability assessment performed by a railway industry expert

     As part of the continuous monitoring process of the durability of the track assets, the Company appointed a professional railway institution under the Ministry of Railway ("MOR") during 2006 in order to re-assess the useful lives of the tracks based on degree of wear and tear of such assets. The conclusion indicated in the assessment report issued by that expert has indicated that the estimated useful lives of tracks are not less than 70 years and 100 years for the high speed and low speed sessions of the whole railway track, respectively. This assessment result is supportive of the estimation made by the Company for the depreciation of the track assets.

     - Technical or commercial obsolescence arising from changes or improvements

     The Company also assessed the estimated useful lives based on technical or commercial obsolescence arising from changes or improvements in the production of similar fixed assets, and legal or comparable limits on the use of such fixed assets according to the industry practice in China and regulations issued by MOR. The Company understands that other PRC railway companies do not depreciate their tracks according to the relevant regulations issued by MOR as the tracks are considered very durable assets. The Company has performed an analysis on the overall economic useful lives of the track structures with reference to the historical trends of other PRC railroads operated under the control of MOR. The input for this analysis was obtained by the Company though internal consultations with technical experts within the MOR, from published information on industry guidelines of MOR, and an assessment of the historical track replacement and maintenance costs. According to the Company's analysis, a significant portion of the railroads in China have been in operation for more than 100 years without major overhaul. The estimated useful lives used by the Company are consistent with results of this analysis.

     In addition, the Company has benchmarked its estimated useful lives with other railroad operators in the industry in North America. However, due to the fact that there are significant differences between the railway system and its operations and regulations in China as compared to those in North America (e.g. speed of trains traveling on the railroad, operating conditions and frequency of usage, industry regulation), management concluded that such a comparison may not be entirely meaningful or reasonable. For example, management compared its estimates with those of the Kowloon-Canton Railway Corporation ("KCRC"), an SEC-reporting company based in Hong Kong which is engaged in the railway business, and noted that KCRC has estimated the useful lives of its tunnels, bridges and roads to be 100 years for its U.S. GAAP reporting. The Company has also compared the estimates with MTR Corporation ("MTR"), another SEC-reporting company based in Hong Kong which is engaged in underground subway business, and noted that MTR has estimated useful lives of 80-100 years for its tunnel linings, station building structures and depot structures for its U.S. GAAP reporting. These reflect the estimates made by companies operating in the same industry and under similar regulation in the China/Hong Kong markets and concluded that their estimates of useful lives are comparable to the Company's estimates.

     Based on the above, the Company respectfully submits that the use of estimated useful lives of 55 to 100 years for its "track, bridges and service roads" is appropriate.

3    AS A RELATED MATTER, WE NOTE THAT THESE ASSETS ARE LOCATED ON STATE-OWNED
LAND AND IN THE PRC. THE LAND IS LEASED FOR TERMS OF 36.5 TO 50 YEARS. ONE OF THE FACTORS THAT SHOULD BE CONSIDERED WHEN DETERMINING USEFUL LIFE UNDER IAS 16, PARAGRAPH 56(d) IS THE LEGAL OR SIMILAR LIMITS ON THE USE OF THE ASSET, SUCH AS THE EXPIRY DATES OF RELATED LEASES. FURTHER, UNDER U.S. GAAP, THE LEASE TERM INCLUDES THE FIXED NONCANCELABLE TERM OF THE LEASE AND ONLY THOSE RENEWALS THAT ARE DEEMED REASONABLY ASSURED. WE REFER, BY ANALOGY, TO THE GUIDANCE SET FORTH IN EITF 05-6. PLEASE TELL US WHETHER ANY OF YOUR LEASES CONTAIN EXPLICIT RENEWAL OPTIONS. IF THEY DO NOT CONTAIN SUCH OPTIONS, PLEASE TELL US WHY DEPRECIATION PERIODS THAT EXCEED LEASE EXPIRATION DATES ARE APPROPRIATE UNDER BOTH IFRS AND UNDER U.S. GAAP. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

Management believes that the railway assets should be depreciated over a period that is longer than the land lease term of 36.5 years to 50 years based on the following factors:

     -    Nature of the Company and the railway industry in China

     The railway industry in China operates as a nationwide integrated system under centralized supervision and management by the Ministry of Railway ("MOR"), a governmental organization. The Company is a majority owned subsidiary of MOR.

     Also, all the land in China is owned by the government. Accordingly, management considers this to be an important factor in evaluating whether the leases on the land can be renewed with reasonable assurance from the government. Given the nature of the parent-subsidiary relationship between the Company and MOR, management does not foresee any difficulty in obtaining the necessary renewals. Moreover, the Company is one of several railway companies that provide railway passenger and freight transportation business between Guangzhou and Shenzhen (major cities in Southern China) and is deemed to have a social obligation to provide such necessary services to support the economic development of this region as well as the entire country. This social role that the Company has increases the likelihood of the renewal and makes management more confident on obtaining the renewal on expiry of the original lease term.

     -    Management's future business development

     As of December 31, 2005, the net book value of tracks built on the land (with useful lives longer than the land lease tem) was RMB 440 million. In addition, management intends to renew the lease term of land before expiry, which is supported by the fact that the Company has plans to construct a new rail line which is parallel to the current rail lines that will operate on the same land. The proposed investment of over RMB1,000 million is expected to be made in the following 2 to 3 years. This planned expenditure has received approval from MOR, which management believes indicates the government's intention to grant the renewal of the land lease to the Company.

     -    Legal opinion from Chinese counsel

     The Company has obtained a formal legal opinion from its Chinese counsel on whether there are any legal restrictions or barriers for the Company to renew the land lease. According to the legal opinion obtained, the Company could lodge an extension request with the government one year before the expiry of the original leases. Except for the fact that there is a remote possibility that public and social welfare would request to take back the land (which is considered highly unlikely by the Company based on actual historical experience and management's experience of the PRC market environment), the government would likely grant the extension approval.

     In addition, the counsel also concludes that there are no legal restrictions or barriers for the Company to renew its land leases upon their expiry.

     -    U.S. GAAP and IFRS Analysis

     Under U.S. GAAP, assets should be depreciated over the shorter of the estimated useful lives or the land lease terms, as confirmed by the SEC's Office of the Chief Accountant's letter to the American Institute of Certified Public Accountants, dated February 7, 2005. As defined in paragraph 5(f) of Statement of Financial Accounting Standards ("FAS") No. 13, the lease term is the fixed non-cancelable term of the lease plus: (i) all periods, if any, covered by bargain renewal options; and (ii) all periods, if any, for which failure to renew the lease would impose a penalty (as defined in paragraph 5(o)) on the lessee in such amount that a renewal appears, at the inception of the lease, to be reasonably assured.

     According to EITF 05-6 (Determining the Amortization Period for Leasehold Improvements), once the lease term (including renewals that are deemed reasonably assured) is determined, an entity can then determine (a) the classification of the lease and (b) the period to recognize straight-line rents.

     Under IFRS, the lease term of land leases are to be determined by reference to the legal form and status of the leases as well as the definition of the lease term in IAS 17. The renewal of a lease term for purposes of determining the length of a lease for depreciation purposes may be assumed only if the lessee has a renewal option and it is reasonably certain at the inception of the lease that the lessee will exercise the option (emphasis added). IAS 17 does not require a signed contract with the counterparty on the renewal option. However, a general intention to extend lease terms, (such as the intention expressed by the government) is not a sufficient basis to assume extension of the lease.

Based on the above U.S. GAAP analysis, management believes the depreciation should be over the shorter of the estimated useful lives or the land lease terms plus the renewal terms that are deemed reasonably assured.

As the land lease terms are expected to be renewed upon expiry based on the above factors, the Company believes it is appropriate to depreciate the assets over the estimated useful lives of the assets even though the useful lives are longer than the original land lease terms.

4      UNDER THE CURRENT VERSION OF IAS 16, THE COST OF AN ASSET AT INITIAL
RECOGNITION ALSO INCLUDES THE INITIAL ESTIMATE OF THE COSTS OF DISMANTLING AND REMOVING THE ITEM AND RESTORING THE SITE ON WHICH IT IS LOCATED, THE OBLIGATION FOR WHICH AN ENTITY INCURS EITHER WHEN THE ITEM IS ACQUIRED OR AS A CONSEQUENCE OF USING THE ITEM DURING A PARTICULAR PERIOD. PLEASE EXPLAIN, SUPPLEMENTALLY AND IN DETAIL, WHETHER AND HOW YOUR ACCOUNTING POLICY COMPLIES WITH THIS GUIDANCE. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

The Company believes that the accounting policy for fixed assets complies with the guidance of paragraph 16 (c) of IAS 16 which states that, "the cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period for purpose other than to produce inventories during that period".

Based on the following analysis, the Company has concluded that they don't presently have any legal or constructive obligations for dismantling, removing and restoring costs:

     - No written or constructive obligation of dismantling, removing and restoring

     The Company's legal documents and contracts do not provide any specific clauses or terms that stipulate an obligation - either constructive or legal - for dismantling, removing and restoring the land.

     -    Historical practice

     The Company has not incurred any costs for dismantling, removing or restoring in the prior years. Furthermore, within the PRC, management is not aware of any such costs having been incurred by other railway companies in China based on the Company's communication with MOR and its knowledge of the practices of other PRC railway companies and the railway industry in the PRC in general. The management has also researched on the occurrence of railway dismantlement in mainland China in recent years and noted that most railways operated continuously except for some minor relocation of railway lines due to city reconstruction. In most cases, the railway companies were compensated by the government for the additional expenditures that had to be incurred.

     -    Legal opinion from Chinese counsel

     The Company has obtained a formal legal opinion from its Chinese legal counsel on whether the Company has a contractual or legal obligation under their contracts to dismantle, remove or restore the lands occupied by the railway. According to the legal opinion obtained, the Company does not have such obligations unless such obligations have been explicitly stated in the land lease agreements. Management of the Company is also not aware of any such obligations being stipulated in its land lease agreements.

As a result of considering all the above factors, the Company continues to believe that not including the costs of dismantling, removing and restoring in the initial recognition of the assets is appropriate.

NOTE(14) DEFERRED INCOME TAX, PAGE F-15

5     UNDER U.S. GAAP, IF THE AMOUNT PAID TO ACQUIRE A SINGLE ASSET DIFFERS FROM
ITS TAX BASE, THE CONSIDERATION PAID IS ALLOCATED BETWEEN THE ASSET AND THE DEFERRED TAX EFFECT. THIS ACCOUNTING APPEARS TO DIFFER FROM YOUR ACCOUNTING POLICY UNDER IFRS. PLEASE TELL US WHY NO RELATED RECONCILING ADJUSTMENT IS REQUIRED IN FOOTNOTE 36.

The Company respectfully advises the Staff that for all assets acquired in prior years, the cost of acquisition equals the tax base. Accordingly this not been identified as a U.S. GAAP reconciling item for the Company.

NOTE 36 RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN IFRS AND US GAAP, PAGE F-51.

6     REFER TO NOTE 2 a(ii) AND THE ADJUSTMENT FOR FISCAL 2005 DISCLOSED IN THE
'CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS.' SUPPLEMENTALLY TELL US HOW YOU CALCULATED THIS ADJUSTMENT AMOUNT. ALSO TELL US WHETHER OR HOW THE ADDITIONAL RMB140,000,000 RECORDED IN FISCAL 2005 PERTAINING TO THE ADJUSTMENT AMOUNT FOR THE RESTRUCTURING (SEE DISCLOSURE IN NOTE 6 TO THE IFRS AUDITED FINANCIAL STATEMENTS) HAS BEEN REFLECTED IN THE U.S. GAAP RECONCILIATION FOR 'CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS' AND 'CONSOLIDATED NET ASSETS.'

The adjustment of RMB140,000,000 was an adjustment made by the Company in its 2005 IFRS accounts in order to correct an insignificant clerical accounting error (please refer to the Company's SAB No. 99 analysis as part of the Company's response to Question 7) made by the Company at the time of the initial public offering ("IPO") of the Company. This error was identified in 2005 by management as a result of its effort to continuously improve the financial reporting processes in preparing its U.S. GAAP reconciliation statement from its base IFRS financial statements for 20-F reporting purposes.

The purpose of the adjustment was to record a cumulative adjustment to properly restate the fixed assets and capital reserve balances carried forward from the time of the IPO in 1996 reported under IFRS.

The amount relates to an estimate of RMB140,000,000 made by the Company on its statutory financial statements prepared under PRC GAAP in 1996 to increase the carrying value of a construction in progress ("CIP") project (subsequently transferred to fixed assets ("FA") upon completion) representing contribution made to the Company by its predecessor operations. In preparation of the IFRS financial statements, such amount was mistakenly reversed by management by reducing the carrying value of CIP/FA with a corresponding reduction in the share premium account under equity at the time of the IPO. This was then carried forward as a GAAP conversion adjustment for its IFRS financial statements restated from its PRC GAAP statutory financial statements. However, the corresponding effect on periodic depreciation and deferred taxation (arising from the differences between PRC GAAP and IFRS) had not been accounted for in the IFRS financial statements from 1996 to 2005 (i.e. no income statement impact was considered and reflected in the IFRS financial statements).

In 2005, management undertook a more robust approach to the preparation of the Company's IFRS financial statements by performing a more detailed review on the applicability and accuracy of each conversion adjustment for restating its statutory PRC GAAP financial statements to IFRS. During that process, they investigated the underlying rationale for the RMB140 million carryforward conversion adjustment under IFRS. Management found that the carrying values of FA reported under its statutory PRC GAAP financial statements had not been overstated based on the revaluation performed by independent professional asset appraisers in 2002. Therefore, management concluded that this conversion adjustment was a clerical error which lacked adequate supporting documentation. As a result, the conversion adjustment was reversed for 2005 IFRS financial reporting.

Based on the explanations provided above, the Company respectfully advises the Staff of the following:

     o the adjustment does not result in a reconciling item in the Company's 2005 U.S. GAAP reconciliation of "consolidated net assets" given that the adjustment was already reflected in the IFRS consolidated net assets for the reconciliation to U.S. GAAP;

     o the original journal entry recorded by the Company and the subsequent adjustment only impacted CIP/FA and share premium account. Such adjustments do not have any impact on net income either for IFRS or U.S. GAAP reporting purposes. As a result, the "consolidated net profit" under U.S. GAAP has not been affected.

7     AS A RELATED MATTER, PLEASE SUPPORT YOUR CONCLUSION THAT INCLUSION OF THIS
AMOUNT IN CURRENT YEAR ADDITIONS IS APPROPRIATE FOR PURPOSES OF U.S. GAAP. WITH REGARD TO THE "IMMATERIAL" AMOUNTS INVOLVED, PLEASE ADDRESS THE CONSIDERATIONS RAISED IN SAB TOPIC1-N, QUESTION 3. OF PARTICULAR CONCERN IS THE POTENTIAL EFFECT, UPON THE INCOME STATEMENT, OF CORRECTING THE CARRYOVER EFFECT OF PRIOR YEAR MISSTATEMENTS. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

The Company respectfully advises the Staff that the Company has considered the impact of the above-mentioned adjustment in accordance with the Staff's guidance outlined in Topic 1-M. The amount of RMB140, 000,000 accounts for 1% of net assets of the Company, and 2% of the net fixed assets of the Company under U.S. GAAP as of December 31, 2004 and 2005. As discussed in the response to Comment No. 6, the correction of the accounting error did not have any net profit impact.

The Company has further considered the following qualitative factors under SAB 99 for assessment of materiality:

     o Compensation of management personnel is determined based on the reported PRC GAAP operating results which never included this adjustment. It was not an intentional misstatement made by the management or a concealment of an unlawful transaction.

     o The Company has evaluated the stock price movements for the past 2 years and has observed that even with the very significant transactions that are expected to have a significant impact on the future performance of the Company, the market reaction to the share price had not been very significant (though in an upward trend).

     o The adjustment which has no net profit impact, whether made in the past years or in 2005 in aggregate, would not have distorted the profit trend, nor would have resulted in a loss for any of these years.

     o The adjustment would not distort or significantly affect segment reporting, as "railway business", to which this adjustment relates, is the primary business segment constituting more than 95% of the total reported revenue and income for the past several years.

     o The adjustment does not affect the Company's compliance with any regulatory requirements in the U.S., China or Hong Kong. Furthermore, the Company does not have any outstanding debt obligations from third parties and therefore, the correction of the error did not trigger any breaches of covenants nor contractual requirements.

Based on the analysis of the above qualitative and quantitative factors, the Company believes that the adjustment is not material to the financial statements of current year or previous years.

8     PLEASE EXPAND YOUR FOOTNOTE TO INCLUDE A MORE SPECIFIC AND COMPLETE
NARRATIVE DESCRIPTION OF EACH MATERIAL VARIATION IN ACCOUNTING PRINCIPLES, PRACTICES AND METHODS USED IN PREPARING THE FINANCIAL STATEMENTS FROM THE PRINCIPLES, PRACTICES AND METHODS GENERALLY ACCEPTED IN THE UNITED STATES AND IN REGULATION S-X.

In response to the Staff's comment, management is currently in the process of examining its reconciliation footnote against the specific requirements of Item 18 of Form 20-F. In this regard, management is working to improve the level of disclosure provided in the description of each of the material variations identified in the reconciliation from IFRS to U.S. GAAP, and will include such disclosures in the Company's future 20-F filings. Furthermore, the Company wishes to advise the Staff that the current reconciling differences between U.S. GAAP and IFRS, as it relates to the Company, primarily relate to the difference in the Company's accounting policy on fixed assets; the Company applies the historical cost model under U.S. GAAP and the revaluation model under IFRS. The Company is presently evaluating a change in its IFRS accounting policy to the historical cost model which, when adopted, would substantially reduce the number of material variations presently reported in the reconciliation to U.S. GAAP.


                                     * * * *

     Also enclosed herein as Annex A is the written acknowledgment from the Company requested by the Staff. Please direct any questions concerning this letter to the undersigned at +86.10.5922.8002 or Mr. Wilson Chow of PricewaterhouseCoopers, the independent auditors of the Company, at +86.755.8261.8886.



                                            Very truly yours,

                                            /s/ Alan Seem
                                            -------------

                                            Alan Seem



Annex A -- Written Acknowledgment

cc:    Margery E. Reich, Senior Staff Accountant
       David R. Humphrey, Branch Chief
          Securities and Exchange Commission

       Mr. Yao Xiaocong
       Mr. Guo Xiangdong
          Guangshen Railway Company Limited

       Wilson Chow
       Vicent Yao
          PricewaterhouseCoopers

                                                                         ANNEX A

                 Statement of Guangshen Railway Company Limited

     The undersigned, on behalf of Guangshen Railway Company Limited (the "Company"), hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings, (ii) staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the United States Securities and Exchange Commission (the "Commission") from taking any action with respect to the Company's filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   GUANGSHEN RAILWAY COMPANY LIMITED

                                   By: /s/ Wu Junguang
                                       ---------------
                                       Name: Wu Junguang
                                       Title: Chairman of the Board of Directors

                                   By: /s/ Yang Yiping
                                       ---------------
                                       Name: Yang Yiping
                                       Title: General Manager

                                   By: /s/ Yao Xiaocong
                                       ---------------
                                       Name: Yao Xiaocong
                                       Title: Chief Accountant



January 15, 2007